VIA EDGAR

November 2, 2018

Chad Eskildsen

Asen Parachkevov

Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form N-14 8Cs for Eaton Vance Municipal Bond Fund (the “Municipal Bond Acquiring Fund”) (1933 Act File No. 333-227659) and Eaton Vance Municipal Income Trust (the “Municipal Income Acquiring Trust”) (1933 Act File Nos. 333-227660, 333-227841) (each, a “Registrant” and together, the “Registrants”)

Dear Mr. Eskildsen, Mr. Parachkevov and Ms. Larkin:

This letter responds to comments provided by Mr. Eskildsen and Ms. Larkin to the undersigned via telephone on October 15 and October 30, 2018, respectively, in connection with your review of the Registrants’ proxy statements/registration statements on Form N-14 8C (the “Registration Statements”) filed under the Securities Act of 1933, as amended, as follows:

Acquiring Fund (each an “Acquiring Fund” and collectively the “Acquiring Funds”)	Acquired Fund(s) (each an “Acquired Fund” collectively the “Acquired Funds” and together with the ‘Acquired Funds, the “Funds”)	Filing Date	Accession No.
Municipal Bond Acquiring Fund	Eaton Vance Ohio Municipal Bond Fund	10/2/18	0000940394-18-0011633
	Eaton Vance New Jersey Municipal Bond Fund	10/2/18	0000940394-18-0011633
	Eaton Vance Pennsylvania Municipal Bond Fund	10/2/18	0000940394-18-0011633
	Eaton Vance Municipal Bond Fund II	10/2/18	0000940394-18-0011633
Municipal Income Acquiring Trust	Eaton Vance Ohio Municipal Income Trust	10/2/18	0000940394-18-001634
	Eaton Vance Pennsylvania Municipal Income Trust	10/2/18	0000940394-18-001634
	Eaton Vance Massachusetts Municipal Income Trust	10/2/18	0000940394-18-001634
Municipal Income Acquiring Trust	Eaton Vance New Jersey Municipal Income Trust	10/15/18	0000940394-18-001678

The Registration Statements were filed in connection with proposed reorganizations in which each Acquiring Fund will acquire the assets of the corresponding Acquired Fund(s) shown above, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganizations”). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response. Responses apply to all Funds, as applicable, unless otherwise noted, and will be reflected in each Registrant’s first pre-effective amendment to its Registration Statement. Capitalized terms have the same meaning as defined in the Registration Statements unless otherwise noted.

Securities and Exchange Commission
November 2, 2018

Accounting Comments on the October 2, 2018 Municipal Bond Acquiring Fund and Municipal Income Acquiring Trust filings

1.    For the Municipal Income Acquiring Trust filing, in the pro forma financial information section, please revise the first sentence in the fourth paragraph to reference four Funds instead of five.

Response: The requested change will be made.

2.    Please add the following to the pro forma financial information section: (i) that the mergers are not contingent on one another; (ii) which Fund is the accounting survivor, (iii) the estimated cost of the Reorganizations and which Fund incurs it, and (iv) disclosure regarding tax consequences of the Reorganizations (i.e., add amount of capital loss carryforwards and the limitation on the use of the capital loss carryforwards.).

Response: The requested disclosure will be added.

3.    For the Municipal Bond Acquiring Fund filing, please date the Capitalization table in the prospectus as of the same date as the pro forma financial information.

Response: The requested change will be made.

4.    For the Municipal Bond Acquiring Fund filing, please provide pro forma financials for each Acquired Fund. Please see the “Dear CFO Letter” dated November 2, 1995.

Response: The requested pro forma financials will be added.

5.    For the Municipal Bond Acquiring Fund filing, please update the lead in paragraph to the pro forma financials to reflect that pro forma financials will be disclosed for each Acquired Fund.

Response: The requested change will be made.

Chief Counsel’s Office Comments

6.	Please confirm that the Merger Subsidiaries will comply with Rule 17a-8 (i.e., that it will have a board, etc.).

Response: The Registrants confirm that the Merger Subsidiaries will comply with Rule 17a-8 (i.e., that they will have a board, etc.).

7.	Please confirm that all IMTP will be redeemed before the mergers.

Response: The Registrants confirm that as of October 30, 2018, all IMTP has been redeemed.

8.	Please confirm that the mergers of the Acquired Funds into the Merger Subsidiaries and the Merger Subsidiaries into the Acquiring Funds will happen simultaneously.

Response: Completion of the steps under the Plan for each Reorganization will occur on the same business day. Each Acquiring Fund will issue shares in connection with a Reorganization in consideration of the receipt of the assets and the Assumed Liabilities of the Acquired Fund.

_________________

[1]	The Registrants will respond to any comments from Mr. Eskildsen or his colleagues on the October 15, 2018 filing via separate correspondence.

Securities and Exchange Commission
November 2, 2018

General Disclosure Comments

9.	Please fill in all blanks in the filings.

Response: The Registrants confirm that all blank information will be completed.

10.	In the “Questions and Answers” section, please add a question and answer explaining the use of the merger subsidiaries in the mergers.

Response: The following disclosure will be added to the “Questions and Answers” section of each Registration Statement (tailored for defined terms and to reference a single Reorganization for purposes of the Municipal Income Acquiring Trust Registration Statement filed on October 15, 2018):

Q: How will the Reorganizations be effected?

A: Under the Plan, each Acquired Fund will merge into a wholly-owned subsidiary of the Acquiring Fund that is structured as a Delaware limited liability company (“Merger Subsidiary”) and Acquiring Fund common shares will be distributed proportionately on the basis of net asset value to Acquired Fund shareholders. The Merger Subsidiary will thereafter merge with and into the Acquiring Fund. Each Reorganization will be effected pursuant to the Delaware merger statute to enable the Reorganization to qualify as a tax-free reorganization for U.S. federal income tax purposes.

11.	Please add disclosure to the beginning of the proxy statement explaining the use of the merger subsidiaries in the mergers.

Response: The requested change will be made.

12.	Please explain why the registration statements for each Acquiring Fund and each Acquired Fund are not included in the list of items incorporated by reference on page iii of the proxy statements.

Response: Municipal Income Acquiring Trust has a currently effective prospectus dated March 27, 2018 relating to a so-called “shelf offering” of its common shares, however, new shares were last issued in 2015 and 2014. Although Form N-14 permits registrants to incorporate current prospectuses and statements of additional information by reference, Municipal Income Acquiring Trust has chosen not to do so. The other Funds do not have currently effective prospectuses.

13.	In “Investment Objectives and Policies” under “Summary,” please confirm in correspondence that the 20% bucket of instruments are similar for each Acquired Fund. If they are not, please explain how each Fund’s 20% is different.

Response: The Registrants confirm that the 20% bucket for each Acquired and Acquiring Fund is substantially similar.

14.	In “Redemption of IMTP.” under “Proposal 1: Approve Agreement and Plan of Reorganization,” please supplementally disclose what the dollar amount of unredeemed IMTP is, how the Funds will fund redemptions and what will be the effect on common shareholders of the Funds with IMTP.

Response: As of October 30, 2018, all Acquired Fund and Acquiring Fund IMTP has been redeemed.

Securities and Exchange Commission
November 2, 2018

15.	In “Effect on Eaton Vance.” under “Proposal 1: Approve Agreement and Plan of Reorganization,” please explain why the discussion of the increase in advisory fees is not included in the “Economies of Scale and Other Potential Benefits.” section.

Response: The “Economies of Scale and Other Potential Benefits.” section of each Registration Statement discloses the Board’s considerations in approving the Reorganization(s). The Board considered that economies of scale may be realized with respect to stock exchange listing fees, printing fees, costs for legal, auditing, custodial and administrative services, and miscellaneous fees. In addition, the greater asset size of a Combined Fund may allow it, relative to each Fund individually, to obtain better net prices on securities trades and achieve greater diversification of portfolio holdings. As disclosed in the “Effect on Fund Fees and Expenses.” section, the Board also considered that although the advisory fees of the Acquiring Funds are currently higher than those of the corresponding Acquired Funds, the Combined Funds are expected to have a lower total expense ratio and higher net income per common share than the corresponding Acquired Funds currently.

16.	In “Comparison of the Funds: Investment Objective and Policies,” please ensure that the table header appears at the top of each page.

Response: The requested change will be made.

17.	For each proxy card, please add a bubble for proposal 2.

Response: The Registration Statements contain only one Proposal with respect to each Acquired Fund. As disclosed in “Other Business”, although the Boards know of no other business to be presented for consideration at the meeting, if other business is properly brought before the meeting, proxies will be voted according to the best judgment of the persons named as proxies.

18.	Per Item 7(c) of Form N-14, please include the 5% and control persons information in the prospectus.

Response: The requested change will be made.

Please contact the undersigned at (617) 672-6170 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President